SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 2, 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-                     .

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: September 3, 2004	By:	/s/ Andrew J. Heath
Andrew J. Heath
Chairman and Chief Executive Officer

02 September 2004

PROTHERICS PLC

PROTHERICS FILES DIGIFAB™ MARKETING APPLICATION IN THE UK

Protherics plc (“Protherics”), the international biopharmaceutical company, announces the submission of its marketing authorisation application (“MAA”) for DigiFab™ to the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the UK. DigiFab™ is a treatment for digoxin toxicity, which can result in serious and sometimes fatal disturbances of the heart function. This submission has been made in conjunction with Beacon Pharmaceuticals Ltd, Protherics’ distribution partner in Europe.

Protherics anticipates the approval of DigiFab™ by the MHRA in the UK in the second half of 2005, which will act as the rapporteur country under the Mutual Recognition Procedure (“MRP”) to facilitate approval throughout the EU.

Protherics estimates that the global market for digoxin antidotes is worth in excess of $30 million per annum.

Andrew Heath, Chief Executive, Protherics commented: “Entry into the European market for digoxin antidotes makes good commercial and strategic sense for Protherics. We believe that DigiFab™ is the market leader in the US and the submission of the MAA puts DigiFab™ on track to become the global market leader.”

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Notes to Editors:

DigiFab™

DigiFab™ is a polyclonal antibody product which neutralises digoxin, a drug commonly used to treat heart conditions. Digoxin toxicity occurs when digoxin, reaches toxic levels in the bloodstream, causing life-threatening disturbances of the heartbeat. There is a predictable number of poisonings each year due to chronic or acute overdoses.

DigiFab™ was approved by the FDA in the US in August 2001 and is sold through Protherics’ sales and marketing partner Fougera Inc, a division of Altana AG. Protherics booked £6.0 million in revenues from DigiFab™ in its last financial year, ending 31st March 2004.

There are currently two digoxin antidote products available in Europe, Digibind® from GlaxoSmithKline and Digitalis-Antidot from Roche.

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward-looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.